FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of May 2004

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F     ✓       Form 40-F

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No    ✓

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                                   ]

SIGNATURES

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Efstratios-Georgios (Takis) Arapoglou

(Registrant)

Date: 10th May, 2004	Efstratios-Georgios (Takis) Arapoglou Chairman-Governor

	ADMINISTRATION-SECRETARIAT	To:	NYSE
	Bank's Shares		20 Broad Street - 7th Floor
Address:	93, Eolou St., 102 32 ATHENS		New York, N.Y.10005
Telephone:	+30 (1) 334 3494		Att: Mrs Cecilia S. Cheung,
Telefax:	+30 (1) 334 3449		Corporate Compliance,
International Clients' Services
E-mail:	dkanel@nbg.gr

Date:	May 7, 2004

Dear Sirs,

Please be advised of the following:

An Annual General Meeting of Shareholders of National Bank of Greece S. A. (“The Bank”) is scheduled for May 18, 2004 at 12.00, at Megaro MELA, 93 Eolou Street, Athens, Greece. The agenda for the meeting includes, among other things, a vote to pay a dividend to all shareholders with respect to the year ended December 31, 2003. The amount of the dividend, which will be proposed to the G. M., was fixed at (Euro) € 0,65 per share. The Record Date for the dividend will be determined by the shareholders in the resolutions adopted at the General Meeting, but is expected to be May 18, 2004, i.e. the date of the General Meeting.

Yours sincerely,
NATIONAL BANK OF GREECE S.A.
M. Froussios D. Kanellopoulou

c.c. to:	The Bank of New York,
101 Barclay Street,
New York, NY 10286
Att: a)	Mr. Mahmoud SALEM
b)	Mrs Agness Moskovits